December 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: John Stickel

Re:          Investar Holding Corporation Registration Statement on Form S-3

 (File No. 333-275784)

Acceleration Request

Requested Date: December 8, 2023

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Investar Holding Corporation requests that the United States Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

Please contact Geoffrey S. Kay of Fenimore Kay Harrison LLP at (512) 583-5909 with any questions that you may have regarding this request.  In addition, please notify Mr. Kay by telephone when this request for acceleration has been granted.

Sincerely,

INVESTAR HOLDING CORPORATION

By:	/s/ John R. Campbell
John R. Campbell
Executive Vice President and Chief Financial Officer